Exhibit 12

L-3 Communications Holdings, Inc.
and L-3 Communications Corporation
Ratio of Earnings to Fixed Charges

Year-to-Date Ended
September 26, 2008
($ in millions)

Earnings:
Income before income taxes	$1,083
Add:
Interest expense	192
Amortization of debt expense	8
Interest component of rent expense	43

Earnings	$1,326

Fixed charges:
Interest expense	192
Amortization of debt expense	8
Interest component of rent expense	43

Fixed charges	$243

Ratio of earnings to fixed charges	5.5x